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                                                                   June 22, 2017


VIA EDGAR AND EMAIL
U.S. Securities and Exchange Commission
Division of Investment Management
Office of Disclosure and Review
100 F Street, NE
Washington, DC 20549
Attention:  Ms. Christina DiAngelo Fettig

Re:     Winton Diversified Opportunities Fund (File No. 817-01302)
        ----------------------------------------------------------

Ms. DiAngelo Fettig:

This letter responds to comments given by you to Peter Kipa, Director of Fund Administration at SEI Investments Global Funds Services ("SEI"), Administrator to The Winton Diversified Opportunities Fund (the "Fund"), in a telephone conversation on May 23, 2017. SEI provides the Fund with administrative and accounting services, officers and other personnel, and submits these responses on behalf of the Fund.

The comments provided relate to the Fund's annual report as of October 31, 2016 filed on Form N-CSR and related filings of the Fund. Comments provided specifically relate to the Fund but such comments, to the extent applicable, should be applied, going forward, to all any related funds.

We have reproduced the substance of your comments below, followed by the Funds' responses.

SEC COMMENT 1
With regards to Form N-CSR Item 4, disclose the nature of services provided related to tax fees.

TRUST RESPONSE TO COMMENT 1
The Fund agrees, and going forward, will disclose nature of services provided related to tax fees provided by the Auditor.

SEC COMMENT 2
With regards to Form N-CSR Item 2, the staff suggests disclosing whether there were any amendments or waivers granted under the Code of Ethics.

TRUST RESPONSE TO COMMENT 2
The Fund agrees, and going forward, the disclosure will be updated to include any amendments made to or waivers granted from the Code of Ethics.

SEC COMMENT 3
With regards to Form N-CSR Item 7, the staff pointed out that the response under Proxy Voting Policy and Procedures refers the reader to Appendix B in the Statement of Additional Information. The staff does not believe Form N-CSR responses to this item are allowed to be incorporated by reference and asks that the Fund review general instruction D to Form N-CSR.

TRUST RESPONSE TO COMMENT 3
The Fund agrees, and going forward, will disclose the Proxy Voting Policy and Procedures without incorporating by reference.

SEC COMMENT 4
With regards to Form N-CSR Item 8a, the staff believes a stale date was used in the response to Item 8(a)2 and to make sure the dates used in responses to Item 8(a)1 and 8(a)3 are noted and are in accordance with dates prescribed in the instructions to Form N-CSR.

TRUST RESPONSE TO COMMENT 4
The Fund agrees, and going forward, will ensure that the responses will be provided in accordance with the dates prescribed in the instructions to Form N-CSR.

SEC COMMENT 5
In the Trustee and Officers table in the annual report, footnote 2 to the table states that the Board of Trustees oversee 1 Fund in the trust. The staff's preference would be to disclose the number of funds in related trusts that overseen by the same Board of Trustees.

TRUST RESPONSE TO COMMENT 5
The management information noted in the comment is provided pursuant to Instruction 4(f) to Item 24 of Form N-2, which requires that the Registrant provide the "management information required by paragraph 1 of Item 18" of Form N-2. Item 18(1) requires disclosure of the number of portfolios in the "fund complex" overseen by the Registrant's trustees. While the Registrant's trustees are also trustees of other registered investment companies, such investment companies are not within the same "fund complex" as the Registrant, as such term is defined in Instruction 1(b) to Item 18 of Form N-2. Accordingly, the Registrant respectfully declines to make the requested change to future shareholder reports with respect to such other investment companies. To the extent that the Registrant's trustees begin serving as trustees of investment companies that are within the same "fund complex" as the Registrant, the Registrant will include the requested disclosure about such investment companies in the same fund complex as the Registrant in future shareholder reports.

SEC COMMENT 6
In the table of contents for the annual report, the Fund reference for obtaining the Proxy voting results should incorporate the June 30th date that results are available as of.

TRUST RESPONSE TO COMMENT 6
The Fund agrees, and going forward, will include a reference to the June 30th date that results are available as of.

SEC COMMENT 7
In the Note to Financial Statements, consider disclosing that expense waivers are not subject to any recapture agreement.

TRUST RESPONSE TO COMMENT 7
The Fund agrees, and going forward, will disclose that the expense waivers are not subject to a recapture agreement.

SEC COMMENT 8
Please provide details of how the performance fee is calculated, particularly with regards to the month resetting total return swaps.

TRUST RESPONSE TO COMMENT 8
The performance fee calculation takes into account net realized and unrealized gains on all the securities, it also accounts for finance charges and dividends on the equity swaps minus any advisory fees accrued. The monthly reset of the equity swaps is a reclassification between unrealized gain/loss and realized gain/loss, and therefore included in the calculation. The fund has not yet triggered an incentive fee accrual.


Please contact Stephen Connors at (610) 676-3632 if you have any questions or comments.

Very truly yours,

/s/ Stephen Connors
-------------------

Stephen Connors
Treasurer, Controller and Chief Financial Officer Winton Diversified Opportunities Fund



cc:  Michael Beattie
     Russell Emery
     John Y. Kim
     Robert DellaCroce
     Stephen Panner
     Keith Dietel